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                                                                EXHIBIT 99.B(18)

                            SUNAMERICA EQUITY FUNDS

                          PLAN PURSUANT TO RULE 18F-3


     SunAmerica Equity Funds (the "Trust") hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), setting forth the separate arrangement and expense allocation of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the disinterested Trustees.


                             CLASS CHARACTERISTICS

CLASS A SHARES:    Class A shares are subject to an initial sales charge, and a
--------------     distribution fee pursuant to Rule 12b-1 under the 1940 Act
                   ("Rule 12b-1 fee") payable at the annual rate of 0.10% of the average daily net assets of the class, and an account maintenance fee under the Rule 12b-1 Plan payable at the annual rate of up to 0.25% of the average daily net assets of the class. The initial sales charge is waived or reduced for certain eligible investors.

CLASS B SHARES:    Class B shares are not subject to an initial sales charge but
--------------     are subject to a contingent deferred sales charge which will be imposed on certain redemptions, a Rule 12b-1 fee payable at the annual rate of up to 0.75% of the average daily net assets of the class, and an account maintenance fee under the Rule 12b-1 Plan payable at the annual rate of up to 0.25% of the average daily net assets of the class. The contingent deferred sales charge is waived for certain eligible investors. Class B shares automatically convert to Class A shares on the first business day of the month following the seventh anniversary of the issuance of such Class B shares.

CLASS C SHARES:    Class C shares are not subject to an initial sales charge but
--------------     are subject to a contingent deferred sales charge which will be imposed on certain redemptions, a Rule 12b-1 fee payable at the annual rate of up to 0.75% of the average annual net assets of the class, and an account maintenance fee under the Rule 12b-1 Plan payable at the annual rate of up to 0.25% of the average daily net assets of the class.

CLASS Z SHARES:    Class Z shares are not subject to either an initial or
--------------     contingent deferred sales charge nor are they subject to any
                   Rule 12b-1 fee.
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                         INCOME AND EXPENSE ALLOCATIONS

     Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the total value of each class of shares in relation to the total value of each class of shares of each series of the Trust (each a "Fund" and collectively, the "Funds").

                          DIVIDENDS AND DISTRIBUTIONS

     Dividends and other distributions paid by each Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.


                               EXCHANGE PRIVILEGE

     Each class of shares is generally exchangeable for the same class of shares (or the class of shares with similar characteristics), if any, of the other SunAmerica Mutual Funds (subject to certain minimum investment requirements) at the relative net asset value per share.


                              CONVERSION FEATURES

     Class B shares will convert automatically to Class A shares on the first business day of the month following the seventh anniversary of the issuance of such Class B shares. Conversions will be effected at the relative net asset values of Class B and Class A shares, without the imposition of any sales load, fee or charge. Class C and Class Z shares will have no conversion rights.


                                 GENERAL

A. Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B. On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Trust for the existence of any material conflicts among the interests of its several classes. The Trustees, including a majority of the disinterested Trustees, shall take such action as is reasonably necessary to eliminate any such conflicts that

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     may develop. SunAmerica Asset Management Corp., the Trust's investment manager and adviser, will be responsible for reporting any potential or existing conflicts to the Trustees.

C. For purposes of expressing an opinion on the financial statements of the Trust, the methodology and procedures for calculating the net asset value and dividends/distributions of the Trust's several classes and the proper allocation of income and expenses among such classes will be examined annually by the Trust's independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants and Financial Accounting Standards Board.



Dated:  August 21, 1996

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